Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and
Preferred Stock Dividends
(dollars in thousands)

	Year ended December 31,
	2017		2016		2015		2014		2013
Fixed Charges
Interest expense	$42,469		$42,923		$36,098		$25,109		$20,319
Interest capitalized	141		133		—		—		—
Interest within rental expense	355		357		358		245		156
Fixed charges	$42,965		$43,413		$36,456		$25,354		$20,475
Earnings
Net income (loss)	32,200		35,588		(29,345)		(4,685)		106
Fixed Charges	42,965		43,413		36,456		25,354		20,475
Add: Amortization of interest capitalized	6		1		—		—		—
Less: Interest capitalized	(141)		(133)		—		—		—
Earnings	$75,030		$78,869		$7,111		$20,669		$20,581
Preferred Dividends
Preferred stock dividends	$9,794		$13,897		$10,848		$10,848		$9,495

Ratio of earnings to fixed charges	1.75	x	1.82	x	0.20	x	0.82	x	1.01	x
Inadequate amount	$—		$—		$(29,345)		$(4,685)		$—
Ratio of earnings to combined fixed charges and preferred dividends	1.42	x	1.38	x	0.15	x	0.57	x	0.69	x
Inadequate amount	$—		$—		$(40,193)		$(15,533)		$(9,389)